Thomas J. Virgin Chief Financial Officer tom.virgin@augme.com Office: 425.202.0840

March 7, 2012

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NW

Washington, D.C. 20549

Re:             Augme Technologies, Inc.
Form 10-K for Fiscal Year Ended February 28, 2011
Filed May 16, 2011
File No. 333-57818

Dear Mr. Spirgel:

Augme Technologies, Inc. (the “Company”) received your letter dated February 23, 2012.  As the letter was addressed to the Company’s prior address, there was a delay in the Company’s receipt of the letter.  Therefore, the Company respectfully submits this request for a ten (10) day extension to file the Company’s response to the letter.  Thank you.

Sincerely,

/s/ Thomas J. Virgin
Thomas J. Virgin
Chief Financial Officer

350 Seventh Avenue, Second Floor, New York, New York 10001